May 28, 2025

Joseph Pandolfino
Chief Executive Officer
Cabbacis Inc
3193 Buffalo Avenue, Unit 1
Niagara Falls, New York 14303

        Re: Cabbacis Inc
            Offering Statement on Form 1-A
            File No. 024-12621
            Filed May 23, 2025
Dear Joseph Pandolfino:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Louis Taubman